Exhibit 12.1

GRAY TELEVISION, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
	(dollars in thousands)

EARNINGS:
Income before income taxes	$17,834	$105,691	$65,749	$79,797	$31,435	$47,317
Interest expensed and capitalized(1)	23,191	97,236	74,411	68,913	52,445	59,443
Estimate of the interest within rental expense(2)	313	1,155	944	722	521	-
Earnings	$41,338	$204,082	$141,104	$149,432	$84,401	$106,760

FIXED CHARGES:
Interest expensed and capitalized(1)	$23,191	$97,236	$74,411	$68,913	$52,445	$59,443
Estimate of the interest within rental expense(2)	313	1,155	944	722	521	511
Fixed charges	$23,504	$98,391	$75,355	$69,635	$52,966	$59,954

PREFERRED STOCK DIVIDENDS:
Preferred dividends	$-	$-	$-	$-	$-	$4,095
Ratio of income before provision for taxes to net income	-	-	-	-	-	1.68
Preference security dividend requirements (3)	$-	$-	$-	$-	$-	$6,888

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$23,504	$98,391	$75,355	$69,635	$52,966	$66,842

RATIO OF EARNINGS TO FIXED CHARGES	1.76	2.07	1.87	2.15	1.59	1.78
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS						1.60

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(1)	Includes amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)	Interest within rental expense is estimated at 33% of rental expense.

(3)	Preference security dividend requirements for purposes of the ratio to represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding preference securities of the registrant and other fully or proportionally consolidated entities. Preferred dividend requirements include accretion in the carrying value of redeemable preferred stock.